  Exhibit 99.1

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

RESPONSIBILITY FOR CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed interim consolidated financial statements of Silver Elephant Mining Corp. and all information in this financial report are the responsibility of the Board of Directors and Management. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and, where appropriate, include management’s best estimates and judgments. Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the condensed interim consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with Management and the auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the condensed interim consolidated financial statements on recommendation from the Audit Committee.

"John Lee"	“Irina Plavutska”
John Lee, Chief Executive Officer	Irina Plavutska, Chief Financial Officer

November 15, 2021

TABLE OF CONTENTS

SILVER ELEPHANT MINING CORP.	2
Condensed Interim Consolidated Statements of Financial Position	5
Condensed Interim Consolidated Statements of Operations and Comprehensive Gain (Loss)	6
Condensed Interim Consolidated Statements of Changes in Equity	7
Condensed Interim Consolidated Statements of Cash Flows	8

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	9
2	BASIS OF PRESENTATION	9
3	PLAN OF ARRANGEMENT	10
4	SEGMENTED INFORMATION	11
5	CASH AND RESTRICTED CASH EQUIVALENTS	12
6	MARKETABLE SECURITIES	12
7	RIGHT-OF-USE ASSET	13
8	EQUIPMENT	13
9	MINERAL PROPERTIES	15
10	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	19
11	LEASE LIABILITY	20
12	SHARE CAPITAL	20
13	CAPITAL RISK MANAGEMENT	24
14	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	24
15	FINANCIAL RISK MANAGEMENT DISCLOSURES	25
16	RELATED PARTY DISCLOSURES	27
17	KEY MANAGEMENT PERSONNEL COMPENSATION	27
18	SUPPLEMENTAL CASH FLOW INFORMATION	28
19	CONTINGENCIES	28
20	EVENTS AFTER THE REPORTING DATE	28

SILVER ELEPHANT MINING CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars) (Unaudited)

As at		September 30,	December 31,
	Notes	2021	2020
Assets
Current assets
Cash	5	$401,579	$7,608,149
Receivables		80,402	75,765
Prepaid expenses		172,165	114,717
		654,146	7,798,631
Non-current assets
Restricted cash equivalents	5	34,500	34,500
Reclamation deposits		21,055	21,055
Right-of-use asset	7	-	18,430
Equipment	8	116,171	153,800
Mineral properties	9	52,790,217	31,806,594
		$53,616,089	$39,833,010
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	10	$2,306,790	$1,759,163
Lease liability	11	-	20,533
		2,306,790	1,779,696
Non-current liabilities
Provision for closure and reclamation		695,257	695,257
		3,002,047	2,474,953
Equity
Share capital	12	210,642,879	197,612,182
Shares issuable	12	1,514,603	-
Reserves	12	25,948,954	24,852,022
Deficit		(187,492,394)	(185,106,147)
		50,614,042	37,358,057
		$53,616,089	$39,833,010

Contingencies (Note 19)
Events after the reporting date (Note 20)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Condensed Interim Consolidated Statements of Operations and Comprehensive Gain (Loss)
(Expressed in Canadian Dollars) (Unaudited)

		Three Months Ended September 30,		Nine Month Ended September 30,
	Notes	2021	2020	2021	2020
General and Administrative Expenses
Advertising and promotion		$116,710	$273,976	$447,312	$356,854
Consulting and management fees	16	78,977	52,500	567,673	492,500
Depreciation and accretion		3,548	10,182	21,194	31,199
Director fees	16	27,600	21,500	98,801	84,900
Insurance		21,046	24,871	66,259	74,287
Office and administration		44,049	34,075	90,384	104,875
Professional fees		82,508	50,350	264,761	218,347
Salaries and benefits	16	96,590	109,204	405,806	421,573
Share-based payments	12	96,132	251,368	340,473	594,393
Stock exchange and shareholder services		32,256	20,053	122,228	122,510
Travel and accommodation		913	5,253	6,716	82,766
		(600,329)	(853,332)	(2,431,607)	(2,584,204)
Other Items
Costs in excess of recovered coal		(55,428)	(121,414)	(162,375)	(256,819)
Foreign exchange gain/(loss)		163,958	(62,586)	428,556	473,797
Loss on sale of marketable securities	6	(220,821)	-	(220,821)	-
		(112,291)	(184,000)	45,360	216,978
Net Loss for Period		(712,620)	(1,037,332)	(2,386,247)	(2,367,226)
Fair value loss on marketable securities		(1,000,000)	-	-	-
Comprehensive Loss for Period		$(1,712,620)	$(1,037,332)	$(2,386,247)	$(2,367,226)
Loss Per Common Share		$(0.01)	$(0.01)	$(0.01)	$(0.02)
Weighted Average Number of Common Shares Outstanding		210,840752	135,641,900	202,510,010	132,643,496

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Number of Shares	Share Capital	Shares Issuable	Reserves	Deficit	Total Equity (Deficiency)
Balance, December 31, 2019	121,299,508	$181,129,012	$-	$24,058,336	$(180,479,260)	$24,708,088
Private placements, net of share issue costs	15,200,000	1,976,000	-	-	-	1,976,000
Share issue costs	-	(3,250)	-	-	-	(3,250)
Finders units	156,900	(24,000)	-	24,000	-	-
Bonus shares	1,601,000	640,400	-	-	-	640,400
Exercise of stock options	758,750	358,913	-	(173,474)	-	185,439
Exercise of warrants	9,596,990	2,170,217		-	-	2,170,217
Shares issued for property acquisition	4,000,000	2,000,000		-	-	2,000,000
Share-based payments	-	-	-	713,637	-	713,637
Loss for period	-	-	-	-	(2,367,226)	(2,367,226)
Balance, September 30, 2020	152,613,148	$188,247,292	$-	$24,622,499	$(182,846,486)	$30,023,305
Balance, December 31, 2020	180,518,828	$197,612,182	$-	$24,852,022	$(185,106,147)	$37,358,057
Private placements, net of share issue costs	14,173,633	4,506,603	-	-	-	4,506,603
Broker warrants	-	(22,559)	-	22,559	-	-
Shares issued for property acquisition	15,445,132	4,910,215	-	-	-	4,910,215
Shares issuable for property acquisition	-	-	1,294,603	-	-	1,294,603
Shares issuable in private placement	-	-	220,000	-	-	220,000
Exercise of stock options	995,000	386,507	-	(179,683)	-	206,824
Exercise of warrants	12,600,080	3,249,931	-	(9,600)	-	3,240,331
Warrants issued for property acquisition	-	-	-	723,845	-	723,845
Share-based payments	-	-	-	539,811	-	539,811
Loss for period	-	-	-	-	(2,386,247)	(2,386,247)
Balance, September 30, 2021	223,732,673	$210,642,879	$1,514,603	$25,948,954	$(187,492,394)	$50,614,042

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars) (Unaudited)

	Nine Months Ended September 30,
	2021	2020

Operating Activities
Net loss for period	$(2,386,247)	$(2,367,226)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	21,194	31,199
Loss on sale of marketable securities	220,821	-
Share-based payments	340,472	594,393
Share compensation for services	660,000	720,900
	(1,143,760)	(1,020,734)
Changes to working capital items
Receivables	(4,638)	(144,075)
Prepaid expenses and reclamation deposits	(57,448)	32,791
Accounts payable and accrued liabilities	685,165	(589,537)
	623,079	(700,821)
Cash Used in Operating Activities	(520,681)	(1,721,555)

Investing Activities
Sale of equipment	-	19,704
Mineral property acquisition	(8,892,969)	-
Mineral property expenditures	(4,842,918)	(4,516,243)
Purchase of marketable securities	(1,000,000)	-
Sale of marketable securities	779,179	-
Cash Used in Investing Activities	(13,956,708)	(4,496,539)

Financing Activities
Proceeds from share issuance, net of share issue costs	4,326,920	1,927,250
Proceeds from exercise of stock options	376,907	185,439
Proceeds from exercise of warrants	2,589,931	2,135,217
Lease payments	(22,939)	(27,773)
Cash Provided by Financing Activities	7,270,819	4,220,133
Net decrease in cash	(7,206,570)	(1,997,961)
Cash - beginning of period	7,608,149	3,017,704
Cash - end of period	$401,579	$1,019,743

Supplemental cash flow information (Note 18)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

1.
DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (the “Company” or “ELEF”) is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX® Best Market under the symbol “SILEF”.

The Company is a mineral exploration stage company. The Company's principal projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Project") and the Gibellini vanadium project in the State of Nevada, USA (the "Gibellini Project"). The Company also owns or holds 100% interests in each of the following projects: (a) the Sunawayo silver-lead mining project in Bolivia (the "Sunawayo Project"), (b) the El Triunfo gold-silver-lead-zinc project in Bolivia (“the Triunfo Project”), (c) the Minago nickel project in Manitoba, Canada (the "Minago Project"), (d) the Titan vanadium-titanium-iron project located in Ontario, Canada, (e) the Ulaan Ovoo coal project located in Mongolia, and (f) the Chandgana Khavtgai and Tal coal projects, located in Mongolia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These condensed interim consolidated financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at September 30, 2021, Company has a deficit of $187.5 million.

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

2.
BASIS OF PRESENTATION

(a)
Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2020 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2020. These unaudited interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

2.
BASIS OF PRESENTATION (cont’d...)

Statement of compliance (cont’d...)

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Audit Committee on November 8, 2021.

(a)
Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.

3.
PLAN OF ARRANGEMENT

On August 26, 2021, ELEF announced that it has executed a plan of arrangement, as amended November 8, 2021, (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to which it shall:

i.
complete a consolidation of the outstanding share capital of ELEF whereby each 10 pre-consolidation ELEF share shall be exchanged for one post-consolidation ELEF share;
ii.
transfer certain royalties presently held by ELEF in certain projects into its own entity, SpinCo 3 (“RoyaltyCo”), a wholly owned subsidiary of ELEF;
iii.
spin-out its Manitoba based Minago Nickel project mineral property assets (“Minago”) into its own entity, SpinCo 1 (“NickelCo”), a wholly owned subsidiary of ELEF;
iv.
and spin-out its Nevada based Gibellini Vanadium project mineral property assets (“Gibellini”) into its own entity, SpinCo 2 (“VanadiumCo”), a wholly owned subsidiary of ELEF.

ELEF will transfer assets, as described above, to each SpinCo in consideration for the following:

●
NickelCo will purchase the Minago assets from ELEF in exchange for the issuance of NickelCo shares and the assumption of certain liabilities related to the underlying assets;
●
RoyaltyCo will purchase the royalties from ELEF in exchange for the issuance of RoyaltyCo shares;
●
Nevada Vanadium Mining Corp. (“NVMC”) will purchase the Gibellini assets from ELEF in exchange for the issuance of NVMC shares and the assumption of certain liabilities related to the underlying assets;
●
VanadiumCo will purchase the NVMC shares from ELEF in exchange for the issuance of VanadiumCo shares;
●
and RoyaltyCo will purchase certain of the outstanding shares of both VanadiumCo and NickelCo in exchange for the issuance of RoyaltyCo shares.

Upon completion of the Arrangement, it is currently expected that ELEF and each SpinCo will focus on its corresponding core business with:

●
ELEF holding a 100% interest in its Pulacayo silver and El Triunfo gold-silver projects in Bolivia, and approximately 33 % of the Royalties SpinCo shares as a long-term investment;
●
VanadiumCo holding a 100% interest in the Gibellini Vanadium project in Nevada;
●
NickelCo holding a 100% interest in the Minago nickel project at Thompson nickel belt in Manitoba;
●
and RoyaltyCo holding certain royalties related to each of the transferred assets referenced above and approximately 54% of the NickelCo shares and approximately 54% of the VanadiumCo shares as a long-term investment.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

3.
ARRANGEMENT AND TRANSFER OF ASSETS (cont’d…)

Subject to applicable laws, the policies of and approval by the Toronto Stock Exchange (the “TSX”), the receipt of ELEF’s shareholder approval and court approval, and satisfaction of other closing conditions, it is presently expected that, pursuant to the Arrangement:

i.
the authorized share capital of ELEF shall be reorganized and its articles amended by the creation of an unlimited number of Class A Shares;
ii.
and each ELEF shareholder (“Shareholder“) will exchange each post-Consolidation ELEF share to receive: one share of each of NickelCo and VanadiumCo; two shares of RoyaltyCo; and one Class A share of ELEF

Holders of outstanding ELEF warrants (the “Warrants”) after the Record Date will be entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one share of each of NickelCo and VanadiumCo.; two shares of the RoyaltyCo; and one Class A share of ELEF.

Holders of outstanding ELEF options (the “Options”) after the Record Date will be entitled to receive, upon exercise of each such Option at the same original exercise price and in accordance with the terms of such Option, one share of each of NickelCo and VanadiumCo.; two shares of the RoyaltyCo; and one Class A share of ELEF.

While the foregoing has been prepared on the basis that no additional securities of each SpinCo will be issued, it is presently expected that each SpinCo will complete a financing in connection with the Arrangement to provide for working capital and other corporate purposes (see Note 20).

There can be no assurance that the Arrangement will be completed on the terms described herein or that the proposed public listings of the SpinCos will be completed.

4.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s non-current assets is as follows:

	September 30, 2021
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	5,406	68,937	8,445	33,382	116,171
Mineral properties	16,059,660	15,375,193	-	21,355,364	52,790,217
	$16,065,067	$15,444,131	$29,500	$21,388,746	$52,927,443

	December 31, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	9,729	80,401	2,790	60,880	153,800
Mineral properties	-	13,290,081	-	18,516,513	31,806,594
	$9,729	$13,370,482	$23,845	$18,577,393	$31,981,449

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

5.
CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	September 30, 2021	December 31, 2020
Cash	$401,579	$7,608,149
Restricted cash equivalents	34,500	34,500
	$436,079	$7,642,649

Restricted Cash Equivalents

As at September 30, 2021, a guaranteed investment certificate of $34,500 (December 31, 2020 - $34,500) has been pledged as collateral for the Company’s credit card.

6. MARKETABLE SECURITIES

Marketable securities consist of investments in common shares of public companies. The fair value of the listed marketable securities has been determined directly by reference to published price quotation in an active market.

On February 8, 2021, pursuant to an Asset Purchase Agreement with Victory Nickel Inc. (“Victory Nickel”) dated January 21, 2021, the Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000 which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis.

The Company has determined it does not have significant influence over Victory Nickel and therefore accounts for the investment at Fair Value Through Profit and Loss.

During nine months ended September 30, 2021, the Company disposed of 40 million common shares of Victory Nickel Inc. through the facilities of the Canadian Securities Exchange for total proceeds of $779,179. As at September 30, 2021, the Company holds Nil Victory Nickel shares.

The following table summarizes information regarding the Company’s marketable securities as at September 30, 2021 and December 31, 2020.

Marketable securities	September 30, 2021	December 31, 2020
Balance, beginning of period	$-	$-
Additions	1,000,000	-
Share sale	(779,179)	-
Loss on share sale	(220,821)	-
Balance, end of period	$-	$-

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

7.
RIGHT-OF-USE ASSET

The right-of -use asset of the Company consists of a corporate office lease. The leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The following table presents the right-of-use-asset as at December 31, 2019, December 31, 2020 and September 30, 2021:

Balance at December 31, 2019	$50,023
Depreciation	(31,593)
Balance at December 31, 2020	$18,430
Depreciation	(18,430)
Balance at September 30, 2021	$-

8.
EQUIPMENT

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company US$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid the Company US$100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.
The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the US$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at September 30, 2021 (December 31, 2020- $Nil) remains unchanged.

The following table summarizes information regarding the Company’s equipment as at September 30, 2021 and December 31, 2020 and 2019:

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

8.
EQUIPMENT (cont’d...)

	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$17,093	$159,484
Cost
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Additions	-	-	111,592	-	111,592
Disposals	(1,326)	-	(76,803)	-	(78,129)
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Disposals	-	-	(12,431)	-	(12,431)
Depreciation for year	2,003	6,243	40,161	3,171	51,578
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Carrying amount at December 31, 2020	$1,122	$26,733	$112,023	$13,922	$153,800
Cost
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Balance, September 30, 2021	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Depreciation for period	1,122	12,384	22,137	1,986	37,629
Balance, September 30, 2021	$101,928	$264,496	$164,509	$12,540	$543,473
Carrying amount at September 30, 2021	$-	$14,349	$89,886	$11,936	$116,171

9.
MINERAL PROPERTIES

	Pulacayo	Gibellini	Sunawayo	Triunfo	Minago	Total
Balance, December 31, 2019	$15,182,226	$8,600,658	$-	$-	$-	$23,782,885
Additions:
Acquisition cost	$-	$2,253,566	$396,936	$135,676	$-	$2,786,178
Deferred exploration costs:
Licenses, tax, and permits	5,733	348,165	-	-	-	353,898
Geological and consulting	1,767,089	897,085	116,152	327,989	-	3,108,315
Personnel, camp and general	584,712	1,190,607	-	-	-	1,775,320
	2,357,534	2,435,857	116,152	327,989	-	5,237,531
Balance, December 31, 2020	$17,539,760	$13,290,080	$513,088	$463,665	$-	$31,806,594
Additions:
Acquisition cost	$-	$-	$-	$-	$15,821,632	$15,821,632
Deferred exploration costs:
Licenses, tax, and permits	5,200	253,430	-	-	7,654	266,284
Geological and consulting	1,543,153	1,221,580	761,732	166,957	217,792	3,911,214
Personnel, camp and general	361,808	610,103	-	-	12,581	984,493
	1,910,161	2,085,113	761,732	166,957	238,028	5,161,991
Balance, September 30, 2021	$19,449,921	$15,375,193	$1,274,820	$630,622	$16,059,660	$52,790,217

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

9.
MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project").

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia (“ASC”), a subsidiary of the Company, has committed to pay monthly rent of US$1,000 to COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

Gibellini Project, Nevada, United States

The Gibellini Project consists of a total of 587 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 241claims. All the claims are located in Eureka County, Nevada, USA.

  Gibellini Group

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”). Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini
Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for US$1,000,000, which will be deemed an Advance Royalty Payment (the “Transfer Payment”). A credit of US$99,027 in favour of the Company towards the Transfer Payment was paid upon the execution of the amendment, with a remaining balance of US$900,973 on the Transfer Payment due and payable by the Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to the Company. The Advance Royalty Payment obligation and Production Royalty Payments will not be affected, reduced or relieved by the transfer of title.

On June 22, 2021, the Company paid US$50,000 (2020 – US$50,000) of the Advance Royalty Payment to the Gibellini Lessor.

During year 2020, the Company expanded the land position at the Gibellini Project, by staking a total of 46 new claims immediately adjacent to the Gibellini Project.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

9.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

 The Bisoni Group

On September 18, 2020, the Company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the “Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

  VC Exploration Group

The Company entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for the Company to pay the following royalties to the Former Louie Hill Lessors as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the anniversary date of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000.

Further, the Company will pay to the Former Louie Hill Lessors a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims. The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1,000,000, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On July 7, 2021, the Company paid US$12,500 (2020 – US$12,500) comprising the Louie Hill Advance Royalty Payment to the Former Louie Hill Lessors.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

9.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

On February 15, 2018, the Company acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the acquisition of VC Exploration (US) Inc, ("VC Exploration") by paying a total of $335,661 in cash and issuing 500,000 Common Share purchase warrants (valued at $89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Common Share at a price of $0.50 per Common Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

 The Company Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021. The Company has suspended the March 2021 installment and all proceeding installments while it verifies that the vendor is in compliance of Bolivia’s jurisdictional regulations.

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”) and together with the Exploration Right, the “Triunfo Rights”).  The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree.  To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement.  Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 (2021 – paid) of each year to maintain the Triunfo Rights.  The Company may elect to terminate the Triunfo Agreement at any time.  If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”). If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

●
the Residual Interest may be extinguished for US$300,000;
●
the Residual Interest may be reduced to 4% for US$250,000;
●
the Residual Interest may be reduced to 3% for US$200,000;
●
the Residual Interest may be reduced to 2% for US$150,000; or
●
the Residual Interest may be reduced to 1% for US$100,000.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

9.
MINERAL PROPERTIES (cont’d...)

Minago Project, Canada

On February 10, 2021, the Company acquired the Minago Nickel Project located in Manitoba, Canada (the “Minago Project”) (the “Minago Acquisition) by way of an Asset Purchase Agreement (the “APA”) with Victory Nickel Inc. (“Victory Nickel”). Under the terms of the APA, the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares (“Consideration Shares”) to be issued over a one-year period.

In satisfaction of the Consideration Shares to be issued, an initial tranche of 5,363,630 Consideration Shares was issued on February 9, 2021, a further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021 (issued), and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021. All Consideration Shares are subject to 4-month plus 1-day statutory hold period. The Property Payment was a credit in favour of Victory Nickel against an aggregate of approximately US$12,056,307 owed by Victory Nickel pursuant a Secured Debt Facility (the “SDF”).

Immediately prior to acquiring the Minago Project, the Company acquired the SDF for US$6,675,000 in cash and 3 million of the Company’s common share purchase warrants (the “Warrants”), each exercisable until February 8, 2023 at an exercise price of $0.4764 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021. The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The Company agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc.

The Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000, which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis. Additionally, the Company agreed to issue to Victory Nickel $2,000,000 in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023. The Company granted Victory Nickel the right of first refusal exercisable until December 31, 2023, with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

10.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	September 30, 2021	December 31, 2020
Trade accounts payable	$2,146,290	$1,717,977
Accrued liabilities	160,500	41,186
	$2,306,790	$1,759,163

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

11.
LEASE LIABILITY

As at September 30, 2021, the Company recorded $3,007 (December 31, 2020 - $20,533) of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

Balance at December 31, 2019	$52,818

Cash flows:
Lease payments for year	(37,162)
Non-cash changes:
Accretion expenses for year	4,877
Balance at December 31, 2020	20,533
Cash flows:
Lease payments for period	(22,939)
Non-cash changes:
Accretion expenses for period	2,406
Balance at September 30, 2021	-

The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function. The lease liability matured in July 2021.

There were no significant payments made for short-term or low value leases in the nine months ended September 30, 2021 (2020 - $nil).

12.
SHARE CAPITAL

(a)
Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At September 30, 2021, the Company had 223,732,673 (December 31, 2020 – 180,518,828) Common Shares issued and outstanding.

(b)
Equity issuances

During the nine months ended September 30, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

On February 10, 2021, under the terms of the APA the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares (“Consideration Shares”) to be issued over a one-year period. In satisfaction of the Consideration Shares to be issued, an initial tranche of 5,363,630 Consideration Shares at a value of $2,386,815 was issued on February 9, 2021. A further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021 (Note 9). The Company recorded the obligation to issue the Consideration shares in equity at a value of $3,818,003.

On August 31, 2021, the Company issued 10,081,502 Shares with a value of $2,523,400 to Victory Nickel.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

12.
SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

On September 23, 2021, the Company closed the first tranche (“1st Closing”) of its non-brokered private placement (the “September 2021 Placement”) offering of 15,000,000 Shares at a price per Share of $ 0.22. Pursuant to the 1st Closing, the Company issued 4,173,632 Shares for aggregate gross proceeds from the 1st Closing of $918,199. In connection with the 1st Closing, the Company paid $46,872 in cash and issued 213,054 Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $0.26 until September 22, 2022. The 1st Closing proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes. The fair value of $22,559 of the Finder’s Warrants determined using the Black Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 2%; (2) warrant expected life of one year; (3) expected volatility of 107%; and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

12,600,080 Common Share purchase warrants were exercised for total proceeds of $3,240,331 including share compensation for services of $660,000 and 995,000 stock options were exercised for total proceeds of $206,825.

During the year ended December 31, 2020

On May 1, 2020, and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the "May 2020 Private Placement") for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500 through the issuance of 15,200,000 units of the Company (each, a "Unit") at a price of $0.13 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.16 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fees in connection with the May 2020 Private Placement. The Units issued as a finder's fee have been valued at $24,000 based on the offering price of the Units under the May 2020 Private Placement. The Company has recorded the fair value of the finder’s units as share issuance costs.

The Company issued 1,601,000 Common Shares with a value of $640,400 as a bonus payment to certain directors, officers, employees, and consultants of the Company.

On September 18, 2020, the Company issued 4,000,000 Common Shares at a value of $0.50 per Common Share in relation with purchase of Bisoni Project in Nevada, USA.

On November 24, 2020, the Company closed its bought deal short form prospectus offering pursuant to which the Company has issued 23,000,000 Common Shares at a price of $0.40 per Common Share for aggregate gross proceeds of $9,200,000 (the “Offering”). Pursuant to the terms and conditions of the Underwriting Agreement, the Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,544 and issued 1,335,000 Share purchase warrants as a finder’s fee in relation with the Offering. The fair value of $226,917 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.2%; (2) warrant expected life of one year; (3) expected volatility of 107%, and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the year ended December 31, 2020, the Company issued 1,233,750 Shares on the exercise of stock options for total proceeds of $299,812.

During the year ended December 31, 2020, the Company issued 14,027,670 Common Shares on the exercise of warrants for aggregate gross proceeds of $3,072,194 and share compensation for services of $660,000 including $105,000 of prepaid consulting fee for the Company CEO.

(c)
Share-based compensation plan

The Company has a 10% rolling equity-based compensation plan in place, as approved by the Company’s shareholders on September 10, 2021 (the “2021 Plan”). Under the 2021 Plan the Company may grant stock options, bonus shares or stock appreciation rights to acquire the equivalent of a maximum of 20,947,753 of the Company’s Common Shares. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2021 Plan will be issued under, and governed by, the terms and conditions of the 2021 Plan.  The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

12.
SHARE CAPITAL (cont’d…)

(c)
Share-based compensation plan (cont’d…)

The following is a summary of the changes in the Company’s stock options from December 31, 2019 to September 30, 2021:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2019	9,577,500	$0.31
Granted	3,820,000	$0.28
Expired	(90,000)	$0.50
Cancelled	(1,801,250)	$0.30
Exercised	(1,233,750)	$0.24
Outstanding, December 31, 2020	10,272,500	$0.32
Granted	6,800,000	$0.26
Expired	(50,000)	$0.20
Exercised	(995,000)	$0.21
Outstanding, September 30, 2021	16,027,500	$0.30

As of September 30, 2021, the following the Company stock options were outstanding:

		Options Outstanding		Exercisable	Unvested
Exercise	Expiry	September 30,	December 31,	September 30,	September 30,
Price	Date	2021	2020	2021	2021
$0.26	September 22, 2026	6,500,000	-	-	6,500,000
$0.37	May 24, 2026	300,000	-	37,500	262,500
$0.50	August 17, 2025	720,000	720,000	360,000	360,000
$0.22	May 4, 2025	2,181,250	2,200,000	1,363,281	817,969
$0.33	November 15, 2024	100,000	100,000	75,000	25,000
$0.44	November 1, 2024	1,100,000	1,100,000	962,500	137,500
$0.20	July 29, 2024	1,448,750	1,475,000	1,448,750	-
$0.33	October 17, 2023	610,000	620,000	610,000	-
$0.28	April 6, 2023	597,500	612,500	597,500	-
$0.31	February 20, 2023	200,000	200,000	200,000	-
$0.35	September 1, 2022	860,000	880,000	860,000	-
$0.33	June 12, 2022	790,000	805,000	790,000	-
$0.49	January 12, 2022	620,000	620,000	620,000	-
$0.20	June 2, 2021	-	940,000	-	-
		16,027,500	10,272,500	7,924,531	8,102,969

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting period. Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses. Share-based payments are allocated between being either capitalized to deferred exploration costs where related to mineral properties or expensed as general and administrative expenses where otherwise related to the general operations of the Company. The nine months ended September 30, 2021, included $340,473 (same period 2020 - $594,393) in share-based payment costs related to stock options expensed as general and administrative expenses and $199,338 (same period 2020 - $119,244) capitalized to mineral properties. The share-based payment expenses were calculated using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate – 1.46; expected life – 4.7 years; expected volatility – 107%; and expected dividends – Nil.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

12.
SHARE CAPITAL (cont’d…)

(d)
Share purchase warrants

The following is a summary of the changes in The Company’s share purchase warrants from December 31, 2019 to September 30, 2021:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2019	26,666,597	$0.44
Issued	16,691,900	$0.18
Expired	(2,759,760)	$0.51
Exercised	(14,027,670)	$0.22
Outstanding, December 31, 2020	26,571,067	$0.23
Issued	3,213,054	$0.46
Expired	(1,211,907)	$0.26
Exercised	(12,600,080)	$0.26
Outstanding, September 30, 2021	15,972,134	$0.25

On February 8, 2021, the Company issued 3,000,000 Common Share purchase warrants as a part of consideration for Minago Project acquisition, each exercisable until February 8, 2023, at an exercise price of $0.4764 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021 (Note 9). The fair value of $723,845 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate - 2.0%; expected life - 2 years; expected volatility -107%, and expected dividends - Nil.

On September 23, 2021, the Company closed the first tranche (“1st Closing”) of its non-brokered private placement (the “September 2021 Placement”) previously announce private placement offering of 15,000,000 Shares at a price per Share of $ 0.22. Pursuant to the 1st Closing, the Company issued 4,173,632 Shares for aggregate gross proceeds from the 1st Closing of $918,199. In connection with the 1st Closing, the Company paid $46,872 in cash and issued 213,054 Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $0.26 until September 22, 2022. The 1st Closing proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes. The fair value of $22,559 of the Finder’s Warrants determined using the Black Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 2%; (2) warrant expected life of one year; (3) expected volatility of 107%; and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

12.
SHARE CAPITAL (cont’d…)

(d)
Share purchase warrants (cont’d…)

As of September 30, 2021, the following share purchase warrants were outstanding:

		Number of warrants
Exercise Price	Expiry Date	September 30, 2021	Thursday, December 31, 2020
$0.48	February 8, 2023	3,000,000	-
$0.40	November 24, 2021	1,335,000	1,335,000
$0.16	May 20, 2023	4,962,000	4,962,000
$0.16	May 1, 2023	4,638,000	4,994,900
$0.26	September 22, 2022	213,054	-
$0.26	June 13, 2022	521,590	521,590
$0.26	April 12, 2022	1,002,500	1,032,500
$0.26	January 13, 2022	299,990	499,990
$0.26	August 29, 2021	-	1,013,670
$0.26	August 13, 2021	-	198,237
$0.26	July 6, 2021	-	3,863,180
$0.26	June 2, 2021	-	7,500,000
$0.26	January 25, 2021	-	650,000
		15,972,134	26,571,067

13.
CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the period ended September 30, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

14. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

14.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d...)

Fair Value Measurements (cont’d...)

Fair value hierarchy (cont’d...)

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3
Financial assets
Cash, September 30, 2021	$401,579	$-	$-
Cash, December 31, 2020	$7,608,149	$-	$-

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the period ended September 30, 2021.

The Company’s financial assets and financial liabilities are categorized as follows:

	September 30, 2021	December 31, 2020
Fair value through profit or loss
Cash	$401,579	$7,608,149
Amortized cost
Receivables	$80,402	$75,765
Restricted cash equivalents	$34,500	$34,500
	$516,481	$7,718,414
Amortized cost
Accounts payable	$2,306,790	$1,759,163

15.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at September 30, 2021, the Company had a cash balance of $401,579 (December 31, 2020 – $7,608,149). As at September 30, 2021 the Company had accounts payable and accrued liabilities of $2,306,790 (December 31, 2020 - $1,759,163), which have contractual maturities of 90 days or less.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

15.
FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d...)

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2021. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)
  Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at September 30, 2021, with other variables unchanged, a 10% (December 31, 2020 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $99,900. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $62,800. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $49,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

16.
RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of the Company, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of the Company, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of the Company, provides consulting services to the Company.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

A summary of related party transactions by related party is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Related parties	2021	2020	2021	2020
Directors and officers	$376,952	$657,041	$886,723	$1,298,076
Linx Partners Ltd.	105,000	210,000	695,000	635,000
MaKevCo Consulting Inc.	8,600	11,800	28,500	23,300
Sophir Asia Ltd.	7,200	10,300	25,300	21,200
	$497,752	$889,141	$1,635,523	$1,977,576

A summary of the transactions by nature among the related parties is as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
Related parties	2021	2020	2021	2020
Consulting and management fees	$52,500	$105,000	$347,500	$317,500
Directors' fees	27,600	41,700	98,800	84,900
Mineral properties	245,201	548,940	823,272	1,202,526
Salaries	172,451	193,501	365,951	372,650
	$497,752	889,141	$1,635,523	$1,977,576
As at September 30, 2021, amounts due to related parties were $175,300 (December 31, 2020 - $1,800), amounts of prepaid consulting fees were $105,000 (December 31, 2020 - $Nil) (Note 12(d)).

17.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Three Months Ended September 30,		Nine Months Ended September 30,
Key Management Personnel	2021	2020	2021	2020
Salaries and short term benefits	$184,908	$210,739	$405,877	$417,052
Directors' fees	27,600	41,700	98,800	84,900
Share-based payments	81,106	169,208	279,990	880,415
	$293,615	$421,647	$784,666	$1,382,367

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

18.
SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months ended September 30,
	2021	2020
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued on acquisition of mineral property	$4,910,215	$2,000,000
Shares issuable for acquisition of mineral property	$1,294,603	$-
Shares issuable in private placement	$220,000	$-
Bonus shares	$-	$640,000
Shares for services	$-	$80,500
Finders units	$-	$24,000
Warrants issued for mineral property	$723,845	$-
Warrants exercised for bonus	$-	$-
Warrants exercised for prepaid consulting fee	$-	$-
Warrants exercised included in accounts receivable	$-	$-
Depreciation included in mineral property	$37,271	$73,240
Equipment expenditures included in accounts payable	$-	$457,018
Fair value gain on marketable securities	$220,821	$-
Mineral property expenditures included in accounts payable	$764,245	$830,317
Share-based payments capitalized in mineral properties	$199,338	$119,244
Reclassification of contributed surplus on exercise of options	$179,683	$173,474
Reclassification of contributed surplus on exercise of warrants	$9,600	$-

19.
CONTINGENCIES

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated.
As at September 30, 2021, the Company does not have any contingent liabilities (December 31, 2020 - $Nil).

20.
EVENTS AFTER THE REPORTING DATE

●
On October 22, 2021, the Company closed the second tranche (“2nd Closing”) of the September 2021 Placement through the issuance of 4,173,632 Common Shares for aggregate gross proceeds from the 2nd Closing of $1,025,800. In connection with the 2nd Closing, the Company paid $31,020 in cash and issued 141,000 Finder’s Warrants to certain finders as finder’s fees.

●
On November 15, 2021, the Company closed the third and final tranche (“3rd Closing”) of the September 2021 Placement (which was upsized up to 17,000,000 Common Shares) through the issuance of 8,163,640 Common Shares for aggregate gross proceeds from the 3rd Closing of $1,796,000. No fees were paid in connection with the 3rd Closing. The proceeds from the September 2021 Placement are expected to be used for the Company’s mineral project development and for general working capital purposes.

●
On October 26, 2021, ELEF announced the terms of the NickelCo financing. The NickelCo will raise proceeds of up to $7,000,000 through the issuance of:

(i)
up to 5,000,000 subscription receipts of NickelCo (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt for gross proceeds of up to $3,500,000 from the sale of Non-FT Subscription Receipts; and
(ii)
flow-through eligible subscription receipts of NickelCo (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt.

      SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

20.
EVENTS AFTER THE REPORTING DATE (cont’d...)

Upon satisfaction of certain escrow release conditions, the subscription receipts will be deemed exercised without payment of additional consideration as follows:

(i)
each non-FT subscription receipt shall be automatically converted into one unit of NickelCo (a “Unit”). Each Unit will consist of one common share of NickelCo and one half of one common share purchase warrant (a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of NickelCo at a price of $1.00 at any time on or before that date which is 24 months after the date of issuance of the Units.
(ii)
Each FT subscription receipt shall be automatically converted into one common share of NickelCo to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada).

The net proceeds of the NickelCo will be used for the exploration and advancement of the Minago Project as well as for general working capital purposes.